UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 29 February 2024, London UK

GSK announces Dr Jeannie Lee to join the Board as Non-Executive Director

GSK plc (LSE/NYSE: GSK) has today announced that Dr Jeannie Lee has been appointed to the Board of the Company as a Non-Executive Director. Jeannie will join the Board on 4 March 2024.

Jeannie is currently the Phillip A. Sharp, PhD, Endowed Chair in Molecular Biology and Acting Chair of the Department of Molecular Biology at the Massachusetts General Hospital. She is also Professor of Genetics (and Pathology) at Harvard Medical School. She is a pioneer in the field of RNA Biology and its application to drug development and therapeutics. In addition to senior leadership positions held at both Harvard Medical School and the Massachusetts General Hospital, Jeannie co-founded Translate Bio and Fulcrum Therapeutics, two biotech companies specialising in RNA and epigenetic therapies.

Jeannie is a Member of the National Academy of Sciences, the National Academy of Medicine, a Harrington Rare Disease Scholar of the Harrington Discovery Institute, a recipient of the Lurie Prize from the Foundation for the National Institutes of Health, an awardee of the Centennial Prize from the Genetics Society of America, the 2010 Molecular Biology Prize and the 2020 Cozzarelli Prize from the National Academy of Sciences, U.S.A, and a Fellow of the American Association for the Advancement of Science. She has also served on the Board of the Genetics Society of America.

Commenting on the appointment, Sir Jonathan Symonds, Chair of GSK said, "I am delighted to welcome Jeannie to GSK. Her deep expertise in scientific and medical innovation, including in the field of RNA biology and epigenetics which are key parts of GSK's R&D approach, together with her experience in public health, will bring strong additional perspective to the Board."

Notes:

1.   The appointment of Dr Lee was made by the Board on the recommendation of the Nominations & Corporate Governance Committee. The Committee conducted an extensive search and selection process for this appointment, using an external search firm, which is a signatory of the Voluntary Code of Conduct for Executive Search Firms. The external search firm provided a diverse list of candidates who were approached, evaluated and interviewed against an agreed set of criteria aligned to the Board's target skills matrix. The Board satisfied itself that Dr Lee had the experience and time available to carry out the role.

2. The Board has determined that Dr Lee is an independent Non-Executive Director in accordance with the UK Corporate Governance Code.

3.   Dr Lee will receive the standard basic fee for a Non-Executive Director of £118,352 per annum (including travel allowance). She will also receive fees of £30,000 per annum as a scientific and medical expert. Dr Lee will be required to build towards a share ownership requirement of GSK shares in accordance with the Company's shareholder approved Non-Executive remuneration policy.

4.   "Scientific and Medical Expert" - The Board designates Non-Executive Directors whose expertise or backgrounds as renowned medical scientists, researchers, or physicians mean that they can bring scientific or industry expertise to the Board's deliberations.

5. Dr Lee will become a member of the Science and Corporate Responsibility committees on her appointment.
6. Dr Lee does not have a service contract. She has a letter of appointment which may be viewed by contacting the Company Secretary at the Company's registered office.
7. There are no further disclosures to be made in respect of Dr Lee's appointment under Listing Rule 9.6.13R.
8. As of 4 March 2024, the Board of GSK will comprise:

Sir Jonathan Symonds	Non-Executive Chair
Emma Walmsley	Chief Executive Officer
Julie Brown	Chief Financial Officer
Charles Bancroft	Senior Independent Non-Executive Director
Elizabeth McKee Anderson	Independent Non-Executive Director
Dr Hal Barron	Non-Executive Director
Dr Anne Beal	Independent Non-Executive Director
Wendy Becker	Independent Non-Executive Director
Dr Hal Dietz	Independent Non-Executive Director
Dr Jesse Goodman	Independent Non-Executive Director
Dr Jeannie Lee	Independent Non-Executive Director
Urs Rohner	Independent Non-Executive Director
Dr Vishal Sikka	Independent Non-Executive Director

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in the company's Annual Report on Form 20-F for 2022, and Q4 Results for 2023.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: February 29, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc